January 7, 2022

Mr. John Cannarella

Staff Accountant

Division of Corporation Finance

Officer of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

Phone: (202) 551-3337

Re:	Camber Energy, Inc
Form 10-K/A for the Fiscal Year ended March 31, 2020
Filed November 22, 2021
File No. 001-32508

Dear Mr. Cannarella:

We are in receipt of the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 27, 2021, relating to the above-referenced filing of Camber Energy, Inc.

As we discussed in our conversation today, we anticipate filing a substantive response to the letter with the Commission by January 10, 2022.

Thank you for your assistance and review.

Sincerely,

Camber Energy, Inc.

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer